Filed pursuant to Rule 253(g)(2)

File Number: 024-11894

SUPPLEMENT DATED SEPTEMBER 26 2023

TO OFFERING CIRCULAR DATED OCTOBER 25, 2022

LiquidPiston, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated October 25, 2022 of LiquidPiston, Inc. (the “Company”). The Offering Circular is available HERE, as supplemented HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular dated October 25, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 24, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.